Exhibit 23.3

Consent Letter from IPO Grading Agency Date: June 18, 2012 Mr. Karan Chanana Chairman Amira Pure Foods Pvt. Ltd. 54 Prakriti Marg, M G Rd New Delhi 110030 Dear Sir, We thank you for your e-mail dated June 18, 2012 regarding the content provided to you for your internal use by CRISIL Research as a part of your subscription to: Sector Report As requested by you, we consent to your reproducing content (hereinafter referred to as 'Material') available to us as part of above subscription in a document/presentation that will be available to a third party subject to the following: Your reproducing this material in the registration statement intended to be filed by the company with the security and exchange commission of the United States and the Stock Exchange as may be applicable for any document during the course of the IPO. Your reproducing the material on 'as is where is basis' clearly mentioning the document source & date of release. Eg. CRISIL Research, Sector Product (Refer Annexure attached with this letter) Your ensuring that there is no modification to our views/opinions and that the material is not mentioned out of context. Your ensuring that the material consisting of charts/graphs also contains the relevant texts explaining the charts/graphs. Warm Regards Director - Business Development CRISIL Limited, a Standard & Poor's company Registered Office: CRISIL House, Central Avenue, Hiranandani Business Park, Powai, Mumbai - 400 076. Phone: +91 (22) 3342 3000 Fax: +91 (22) 3342 3001/ 3342 8088 Web: www.crisil.com